77C: Submission of matters to a vote of security holders

The Special Meeting of Shareholders of the Trust was held February 3, 2006 pursuant to notice given to all shareholders of record of the Trust at the close of business on November 23, 2005. At the Special Meeting, shareholders were asked to approve the following:

PROPOSAL 1.
     To elect Ralph L. Schlosstein, Paul L. Audet, G.
Nicholas Beckwith, III, Jerrold B. Harris, Rodney D.
Johnson, Joseph P. Platt, Jr., Robert C. Robb, Jr., Kenneth
L. Urish and Frederick W. Winter to the Board of Trustees of BlackRock Liquidity Funds, to hold office until his successor is elected and qualifies, or until his term as Trustee is terminated as provided in the Trust's
Declaration of Trust.  With respect to Proposal 1:
32,857,980,276, 32,869,245,523, 32,868,718,722,
32,836,798,490, 32,868,862,916, 32,857,702,592,
32,868,510,241, 32,868,847,670 and 32,867,543,077 shares,
respectively, were voted in favor of Messrs. Schlosstein, Audet, Beckwith, Harris, Johnson, Platt, Robb, Urish and
Winter and 0 shares were voted against.

PROPOSAL 2.
     To approve a proposed new management agreement between the Trust, on behalf of each Fund, and BlackRock Institutional Management Corporation, as described in the proxy statement
for the Special Meeting.   With respect to Proposal 2, the
shares of the Funds were voted as follows:

FUND                     FOR          AGAINST
TempFund            16,193,150,606  61,085,620
TempCash             7,093,892,303           0
FedFund              2,593,878,521   5,135,622
T-Fund               1,920,606,491     318,790
Federal Trust Fund      87,941,900           0
Treasury Trust Fund    673,976,069     827,243
MuniFund             1,882,884,446   1,466,014
MuniCash             1,430,607,961           0
California Money Fund  484,527,410     943,075
New York Money Fund    338,984,740     128,992